================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  EMCO LIMITED
                       (Name of Subject Company (Issuer))

                              2022841 ONTARIO INC.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                BLACKFRIARS CORP.
                      (Names of Filing Persons (Offerors))

                                ----------------

                                  COMMON SHARES
                         (Title of Class of Securities)

                                ----------------

                                    290839109
                      (CUSIP Number of Class of Securities)

                                 David Bradford
                                    Secretary
                                Blackfriars Corp.
                                555 Skokie Blvd.
                                   Suite #555
                           Northbrook, Illinois 60062
                            Telephone: (818) 597-3750
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                             Stephen M Banker, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522
                             Telephone: 212-735-3000

                            CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                    Amount of Filing Fee**
              $194,134,547                                $15,706
================================================================================

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of Emco Limited ("Emco"), based upon the product obtained by multiplying (a) 17,488,482 (the maximum number of common shares ("Common Shares") of Emco to be acquired in the tender offer) and (b) the quotient of (x) the offer price of CDN $16.60 per Common Share divided by (y) 1.4954 (the February 27, 2003, noon buying rate in New York City for cable transfers payable in Canadian dollars for US $1.00, as released by the Federal Reserved Bank of New York).
** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .0000809 and the transaction valuation.

     [_] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     Amount Previously Paid: N/A                   Form or Registration No.: N/A
     Filing party: N/A                             Date Filed: N/A

     [_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

     CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

     [X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

     [_]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

     [_]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

     [_]  AMENDMENT TO SCHEDULE 13d UNDER RULE 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

     THIS TENDER OFFER STATEMENT ON SCHEDULE TO RELATES TO THE OFFER BY 2022841 ONTARIO INC. (THE "OFFEROR"), AN ONTARIO CORPORATION AND AN INDIRECT WHOLLY OWNED SUBSIDIARY OF BLACKFRIARS CORP., A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE ("BLACKFRIARS"), TO PURCHASE ALL OUTSTANDING COMMON SHARES (THE "COMMON SHARES") OF EMCO LTD. (THE "COMPANY"), AT CDN $16.60 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE (THE "OFFER TO PURCHASE", WHICH INCLUDES THE OFFER DOCUMENT ("OFFER DOCUMENT") AND THE ACCOMPANIED CIRCULAR (THE "CIRCULAR") CONTAINED THEREIN) AND IN THE RELATED LETTER OF TRANSMITTAL, COPIES OF WHICH ARE ATTACHED HERETO AS EXHIBITS (A)(1) AND (A)(2), RESPECTIVELY (WHICH ARE HEREIN COLLECTIVELY REFERRED TO AS THE "OFFER").

     ALL OF THE INFORMATION IN THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE OFFEROR AND BLACKFRIARS, HEREBY IS INCORPORATED BY REFERENCE (WHERE APPROPRIATE) IN ANSWER TO ITEMS 1 THROUGH 12 OF THIS SCHEDULE TO (WHETHER OR NOT IDENTIFIED WITH SPECIFICITY).

ITEM 1.   SUMMARY TERM SHEET.

                  The information set forth in the section of the Offer entitled "Selected Questions and Answers About the Offer" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

          (a) The name of the subject company is Emco Limited, an Ontario Corporation, and the address of its principal executive offices is 620 Richmond Street, London, Ontario N6A 5J9. Its telephone number is (519)-645-3900.

          (b) The title of the subject class of securities being sought is the Common Shares. The information concerning the securities outstanding set forth under "Information About Common Shares" in the Circular is incorporated herein by reference.

          (c) The information concerning the principal market in which the Common Shares are traded and certain high and low sales prices for the Common Shares in such principal market is set forth in "Information About Common Shares" in the Circular and is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON.

          (a)-(c) The information set forth in "The Offeror" and "Blackfriars Corp." in the Circular and in Schedule I thereto is incorporated herein by reference.

ITEM 4.   TERMS  OF THE TRANSACTION.

          (a) The information set forth under "The Offer," "Time for Acceptance," "Manner of Acceptance," "Conditions of the Offer," "Extension, Variation or Change in the Offer; Subsequent Offer Period," "Take Up Of and Payment For Deposited Common Shares," "Right to Withdraw Deposited Common Shares," "Mail Service Interruption," "Notice and Delivery," "Acquisition of Common Shares Not Deposited Under the Offer" and "Other Terms of the Offer" in the Offer Document and "Acquisition of Common Shares Not Deposited Under the Offer" and "Certain Income Tax Considerations." in the Circular is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a)-(b) The information set forth in "The Offeror," "Blackfriars Corp.", "Background of the Offer," "Purpose of the Offer," "Plans for Emco," "Ownership of and Trading in Securities of Emco," "Commitments to Acquire Securities of Emco" and "Arrangements, Agreements or Understandings" in the Circular is incorporated herein by reference.

ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a),(c) The information set forth in "Purpose of the Offer," "Plans for Emco," "Arrangements, Agreements or Understandings" and "Certain Effects of the Offer" in the Circular and "Dividends and Distributions" in the Offer is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a),(b) The information set forth in "Source of Funds" in the Circular is incorporated herein by reference.

          (d)     Not Applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a)-(b) The information set forth in "Ownership of and Trading in Securities of Emco," "The Offeror" and "Blackfriars Corp." in the Circular and in Schedule I thereof is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) The information set forth in "Other Matters Relating to the Offer" in the Circular is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

          (a)-(b) Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)-(b) The information set forth in "The Offeror," "Blackfriars Corp.", "Regulatory Matters" and "Certain Effects of the Offer" in the Circular and in Schedule I thereof is incorporated herein by reference.

ITEM 12.  EXHIBITS.

          (a)(1)  Offer to Purchase, dated February 28, 2003.
          (a)(2)  Letter of Transmittal.
          (a)(3)  Notice of Guaranteed Delivery.
          (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (a)(6) Two Press Releases issued by 2022841 Ontario Inc. on February 20, 2003 (incorporated herein by reference to the Schedule
                  TO filed by Blackfriars Corp. on February 20, 2003).
          (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
          (a)(8) Summary Advertisement as published in the New York Times National Edition on February 28, 2003.
          (a)(9)  Letter to Holders of Options under Emco Limited's Stock
                  Option Plan.
          (a)(10) Notice of Acceptance by Holders of Options under Emco Limited's Stock Option Plan.

          (a)(11) Letter to Participants in the Employee Stock Purchase Plan of Emco Limited.
          (a)(12) Letter of Transmittal and Direction for the Use of Participants in the Employee Stock Purchase Plan of Emco Limited.
          (d)(1) Support Agreement, dated as of February 19, 2003, among Blackfriars Corp., 2022841 Ontario Inc. and the Emco Limited.
          (d)(2) Letter, dated as of February 19, 2003, from Blackfriars Corp. to Emco Limited.
          (d)(3) Lock-up Agreement, dated as of February 19, 2003, between Blackfriars Corp. and Masco Corporation.
          (d)(4) Confidentiality Agreement, dated September 25, 2002, between Hajoca Corporation, an affiliate of Blackfriars Corp.


            [The remainder of this page is intentionally left blank]



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


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    2022841 ONTARIO INC.


                                    By: /s/ Christopher Pappo
                                        -----------------------------------
                                        Name: Christopher Pappo
                                        Title: Chief Financial Officer


                                    BLACKFRIARS CORP.


                                    By: /s/ Thomas A. Lullo
                                        -----------------------------------
                                        Name: Thomas A. Lullo
                                        Title: Treasurer and Assistant Secretary


Dated: February 28, 2003

EXHIBIT INDEX



Exhibit No.  Exhibit Name                                                       Page Number
-----------  ------------                                                       -----------
(a)(1)       Offer to Purchase, dated February 28, 2003.
(a)(2)       Letter of Transmittal.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
(a)(6)       Two Press Releases issued by 2022841 Ontario Inc. on February 20,
             2003 (incorporated herein by reference to the Schedule TO filed by Blackfriars Corp. on February 20, 2003).
(a)(7)       Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(8)       Summary Advertisement as published in the New York Times National
             Edition on February 28, 2003.
(a)(9)       Letter to Holders of Options under Emco Limited's Stock Option
             Plan.
(a)(10)      Notice of Acceptance by Holders of Options under Emco Limited's
             Stock Option Plan.
(a)(11)      Letter to Participants in the Employee Stock Purchase Plan of Emco
             Limited.
(a)(12)      Letter of Transmittal and Direction for the Use of Participants in
             the Employee Stock Purchase Plan of Emco Limited.
(d)(1)       Support Agreement, dated as of February 19, 2003, among Blackfriars
             Corp., 2022841 Ontario Inc. and Emco Limited.
(d)(2)       Letter, dated as of February 19, 2003, from Blackfriars Corp. to
             Emco Limited.
(d)(3)       Lock-up Agreement, dated as of February 19, 2003, between
             Blackfriars Corp. and Masco Corporation.
(d)(4)       Confidentiality Agreement, dated September 25, 2002, between Hajoca
             Corporation, an affiliate of  Blackfriars Corp., and Emco Limited.


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